Exhibit 99.1

300 - 900 West Hastings Street
Vancouver, British Columbia V6C 1E5

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting of the shareholders (the “Meeting”) of Lithium Americas Corp. (the “Company”) will be held virtually at https://web.lumiagm.com/211144112 on Thursday, June 10, 2021 at 1:30 p.m. (Pacific Time), for the following purposes:

1.	to receive the audited consolidated financial statements for the year ended December 31, 2020, together with the auditor’s report thereon;
2.	to elect nine (9) directors of the Company for the ensuing year;
3.

to re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor of the Company for the ensuing year and authorize the directors to determine the remuneration to be paid to the auditor; and

4.	to transact such other business as may properly be put before the Meeting.

Specific details of the matters proposed to be put before the Meeting are set forth in the management information circular dated April 29, 2021 (the “Circular”). Shareholders are reminded to review the Circular before voting.

This year, as a result of the ongoing global coronavirus pandemic, and to mitigate risks to the health and safety of our communities, shareholders, employees and other stakeholders, the Meeting will be held virtually through the LUMI meeting platform. Shareholders will not be able to physically attend the Meeting.

Registered shareholders, non-registered shareholders who have duly appointed themselves as proxyholders, and third party-proxyholders who are duly appointed will be able to virtually attend the Meeting, ask questions and vote in “real-time”. Non-registered shareholders (being shareholders who beneficially own shares that are registered in the name of an intermediary such as a bank, trust company, securities broker or other nominee, or in the name of a depository of which the intermediary is a participant) who have not duly appointed themselves as proxyholder will be able to attend the Meeting as guests, but guests will not be able to vote or ask questions at the Meeting.

The Board of Directors has fixed the close of business on Tuesday, April 27, 2021 as the record date for the determination of shareholders entitled to notice of, and to vote at, the Meeting or any adjournment or postponement thereof (the “Record Date”). Only shareholders whose names have been entered in the register of shareholders as of the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting.

A registered shareholder who is unable to attend the Meeting virtually and who wishes to ensure that such shareholder’s Common Shares will be voted at the Meeting is requested to complete, date and execute the form of proxy and deliver it to Computershare Investor Services Inc. (“Computershare”) in accordance with the instructions set out in the Notice Package (as defined below). Additionally, shareholders may submit their vote over the internet, by fax or by telephone by following the instructions found on the form of proxy. If a shareholder does not deliver a proxy to Computershare by 1:30 p.m. (Pacific Time) on Tuesday, June 8, 2021 or 48 hours (excluding Saturdays, Sundays and holidays) before any adjournment or postponement of the Meeting at which the proxy is to be used, then the shareholder will not be entitled to vote at the Meeting by proxy. Late proxies may be accepted or rejected by the Chairman of the Meeting by waiving the deadline in his sole discretion.

A shareholder who wishes to appoint a person other than the proxyholders of the Company identified on the form of proxy or voting instruction form (including a non-registered shareholder who wishes to appoint themselves as proxyholder in order to attend and vote at the Meeting online) must carefully follow the instructions in the Circular and on their form of proxy or voting instruction found in the Notice Package. These instructions include the additional step of registering such proxyholder with Computershare after submitting a form of proxy or voting instruction form. Registration can be completed at http://www.computershare.com/LithiumAmericas after submission of your proxy. Failure to register will result in the proxyholder not receiving a username to attend, participate or vote at the Meeting. Without a username, such proxyholder will only be able to attend the Meeting online as a guest. The third party you appoint does need not to be a shareholder of the Company. Non-registered shareholders located in the United States must also provide Computershare with a duly completed legal proxy if they wish to vote at the meeting or appoint a third party as their proxyholder, and register such proxyholder with Computershare.

As described in the notice-and-access notification mailed to shareholders, the Company is using the notice-and-access provisions (“Notice-and-Access”) under National Instrument 54-101 - Communications with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102 - Continuous Disclosure Obligations to distribute the proxy-related materials (including the Circular), the audited financial statements of the Company for the year ended December 31, 2020, together with the report of the auditors thereon, and related management discussion and analysis (the “Meeting Materials”) to shareholders. Notice-and-Access allows the Company to post electronic versions of the Meeting Materials on the System for Electronic Document Analysis and Retrieval at www.sedar.com (“SEDAR”) and on the Company’s website, rather than mailing paper copies to shareholders. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Company’s printing and mailing costs. Note that shareholders still have the right to request paper copies of the Meeting Materials posted online by the Company under Notice-and-Access if they so choose. The Company will not use the procedure known as “stratification” in relation to the Notice-and-Access. Stratification occurs when the reporting issuer using Notice-and-Access provides a paper copy of the Meeting Materials to certain shareholders with the Notice Package. Shareholders may ask the Company additional questions about Notice-and-Access by calling 1-844-221-7942 or emailing ir@lithiumamericas.com.

The Meeting Materials are available under the Company’s profile on SEDAR and on the Company’s website at www.lithiumamericas.com. As noted above, the Company will provide to any shareholder, free of charge, a paper copy of the Meeting Materials upon request to the Company at 1-844-221-7942 or by email at ir@lithiumamericas.com up to one year from the date the Circular is filed on SEDAR. Shareholders who wish to receive a paper copy of the Meeting Materials in advance of the Meeting should make such request to the Company by no later than May 20, 2021, in order to allow reasonable time to receive and review the Meeting Materials prior to the proxy deadline of 1:30 p.m. (Pacific time) on Tuesday, June 8, 2021. The Meeting Materials will be sent to shareholders within three business days of their request if such request is made prior to the date of the Meeting. Following the Meeting, the Circular will be sent to such shareholders within 10 days of their request.

Shareholders will receive a paper copy of a notice package (the “Notice Package”) under Notice-and-Access via pre-paid mail containing: (i) a notification regarding the Company’s use of Notice-and-Access and how the proxy-related materials may be obtained, and (ii) a form of proxy (if you are a registered shareholder) or a voting instruction form (if you are a non-registered shareholder).

DATED at Vancouver, British Columbia, the 29th day of April, 2021.

ON BEHALF OF THE BOARD

“George Ireland”

George Ireland
Chairman of the Board

NOTICE AND ACCESS NOTIFICATION

Annual General Meeting of Shareholders

Lithium Americas Corp. (the “Company”) is providing this notice to its shareholders of record as of the close of business on April 27, 2021 under the notice and access rules for delivery of the meeting materials for the Company’s Annual General Meeting of Shareholders to be held on June 10, 2021 (the “Meeting”). Under notice and access, the Company is posting materials online for shareholders to access, instead of printing and mailing materials to shareholders. Materials available to access online include the Company’s management information circular for the year ended December 31, 2020 (the “Circular”), and if requested by the shareholder, the audited annual financial statements for the year ended December 31, 2020 and related management’s discussion and analysis (the Circular, annual financial statements and related management’s discussion and analysis collectively, the “Meeting Materials”).

MEETING DETAILS

When:	Thursday, June 10, 2021	Where:	Virtually on the LUMI platform at
	1:30 p.m. (Pacific Time)		https://web.lumiagm.com/211144112

BUSINESS OF THE MEETING

At the Meeting, the following matters will be considered:

1.	receiving the audited consolidated financial statements for the year ended December 31, 2020, together with the auditor’s report thereon;
2.	the election of directors for the ensuing year;
3.	re-appointing the auditors for the ensuing year and authorizing the directors to determine their remuneration; and
4.	transacting such other business as may properly be put before the Meeting.

ACCESS TO MATERIALS

Shareholders may access the Meeting Materials online under the Company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov or on the Company’s website under the tab “AGM Materials” at https://www.lithiumamericas.com/investors/#reports-and-filings.

Those shareholders who have standing instructions to receive paper copies of any Meeting Materials will receive paper copies of applicable Meeting Materials with this notice.

REQUESTS FOR PAPER COPIES

To request paper copies of the Meeting Materials, please send your request by May 27, 2021 to receive the materials prior to the deadline for depositing proxies for the Meeting. Requests can be made by calling the Company toll-free at 1-844-221-7942 or emailing ir@lithiumamericas.com.

Meeting Materials will be sent to shareholders within three business days of their request for requests made before the Meeting, and within ten calendar days for requests made after the Meeting. Requests can be made at any time, and Meeting Materials will be sent by mail delivery at no cost to the shareholder.

VOTING

Registered Shareholders

If you are a registered shareholder of the Company and are unable to attend the Meeting online, you may vote your proxy for the Meeting in one of the following ways:

(a)	by mailing the signed Proxy to Computershare Investor Services Inc., Proxy Department at 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;
(b)	by hand delivering the signed Proxy to Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1;
(c)	by transmitting the signed Proxy by facsimile to Computershare Investor Services Inc. to (416) 263-9524 or 1-866-249-7775;
(d)	by using the internet at www.investorvote.com using the 15-digit control number located at the bottom of your Proxy; or
(e)	by telephone at 1-866-732-VOTE (8683) (toll free within North America) or 1-312-5884290 (outside North America).

Non-Registered Shareholders

If you are a non-registered shareholder of the Company, you should complete and return the voting instruction form (or other accompanying form) as per the instructions for completion of the form.

Additional Information

For further information as to how to vote at the Meeting, please refer to the section entitled “Voting Information” in the Circular. Shareholders should access and review the Circular before voting.